Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended June 30, 2017 and 2016

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2017		June 30, 2016
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	4,093,351	604,239	3,663,030	540,717
Cost of goods sold	(3,340,670)	(493,131)	(2,952,611)	(435,848)
Gross profit	752,681	111,108	710,419	104,869
Other operating income	48,588	7,172	16,107	2,378
Research and development costs	(113,041)	(16,686)	(139,610)	(20,608)
Selling, general and administrative costs	(446,597)	(65,925)	(343,945)	(50,773)
Operating profit	241,631	35,669	242,971	35,866
Finance costs	(16,490)	(2,434)	(20,851)	(3,078)
Share of profit/(loss) of associates	20	3	(760)	(112)
Share of profit of joint ventures	3,042	449	998	147
Profit before tax	228,203	33,687	222,358	32,823
Income tax expense	(46,541)	(6,870)	(44,508)	(6,570)
Profit for the period	181,662	26,817	177,850	26,253
Attributable to:
Equity holders of the parent	131,488	19,411	123,715	18,262
Non-controlling interests	50,174	7,406	54,135	7,991
	181,662	26,817	177,850	26,253
Net earnings per common share
Basic	3.23	0.48	3.15	0.46
Diluted	3.23	0.48	3.15	0.46
Unit sales	90,638		87,791

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30, 2017 and 2016

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2017		June 30, 2016
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	8,652,872	1,277,290	7,043,199	1,039,679
Cost of goods sold	(6,979,534)	(1,030,281)	(5,728,462)	(845,604)
Gross profit	1,673,338	247,009	1,314,737	194,075
Other operating income	88,194	13,019	39,361	5,810
Research and development costs	(237,624)	(35,077)	(239,226)	(35,313)
Selling, general and administrative costs	(851,458)	(125,688)	(688,092)	(101,573)
Operating profit	672,450	99,263	426,780	62,999
Finance costs	(43,251)	(6,384)	(49,853)	(7,359)
Share of profit/(loss) of associates	18	3	(727)	(107)
Share of profit/(loss) of joint ventures	5,146	760	(4,851)	(716)
Profit before tax	634,363	93,642	371,349	54,817
Income tax expense	(119,599)	(17,655)	(78,956)	(11,655)
Profit for the period	514,764	75,987	292,393	43,162
Attributable to:
Equity holders of the parent	380,469	56,163	212,898	31,427
Non-controlling interests	134,295	19,824	79,495	11,735
	514,764	75,987	292,393	43,162
Net earnings per common share
Basic	9.35	1.38	5.42	0.80
Diluted	9.35	1.38	5.42	0.80
Unit sales	210,648		178,562

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of June 30, 2017 (unaudited)		As of December 31, 2016 (audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	4,927,795	727,414	4,052,957
Trade and bills receivables	8,442,832	1,246,285	7,057,256
Inventories	1,675,730	247,362	1,663,879
Trade and bills payables	5,459,188	805,856	4,672,750
Short-term and long-term interest-bearing bank loans and borrowings	1,534,142	226,462	910,406
Equity attributable to equity holders of the parent	7,792,699	1,150,316	7,683,834

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